Exhibit 99.1

E-House Announces Details of Partial Spin-off of Leju Shares

SHANGHAI, China, December 4, 2014 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced the details of the partial spin off of Leju Holdings Limited (“Leju”), which is a majority-owned subsidiary of E-House, and its ADSs are currently traded on the New York Stock Exchange (NYSE: LEJU).

Based on 142,078,920 ordinary shares outstanding as of the record date of December 3, 2014 (excluding the 6,164,244 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan), E-House will distribute 7,103,946 ordinary shares of Leju (“Leju Shares”) on a pro rata basis, or 0.05 Leju Shares for each outstanding ordinary share of E-House (“E-House Shares”). Among these 7,103,946 Leju Shares to be distributed, a total of 3,878,324 Leju Shares will be distributed in the form of 3,878,324 Leju ADSs to holders of E-House ADSs as of the record date of December 3, 2014 through the depositary bank, or 0.05 Leju ADSs for each outstanding E-House ADS, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

The distribution date for the partial spin off is January 15, 2015. Following the distribution of Leju Shares, E-House’s equity stake in Leju will decrease from approximately 75% currently to approximately 70%.

The Company will not distribute any fractional Leju Shares or Leju ADSs.  Rather, the number of Leju Shares that would be distributable to each of the E-House shareholders, including the depositary bank, will be rounded up to the nearest whole number if the calculation results in 0.5 or more fractional Leju Shares, or rounded down to the nearest whole number if it results in less than 0.5 fractional Leju Shares.

No action or payment is required by E-House shareholders or ADS holders to receive Leju Shares or Leju ADSs.  An Information Statement containing details regarding the distribution of the Leju Shares and Leju ADSs will be provided to E-House shareholders and ADS holders prior to the distribution date.  Investors are encouraged to consult with their financial advisers regarding the specific implications of buying or selling E-House ADSs after the ex-dividend date of December 1, 2014.

The distribution of Leju Shares or Leju ADSs or cash in lieu thereof in the partial spin-off will be characterized as a taxable dividend for United States federal income tax purposes. The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Leju Shares or Leju ADSs received by a U.S. holder, and (y) any cash payment in lieu of fractional shares paid to a U.S. holder.  You should treat the effective date of the partial spin-off, which is the distribution date of January 15, 2015, as the date of the dividend. E-House shareholders and ADS holders are urged to consult with their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the partial spin-off.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 250 cities. E-House offers a wide range of services to the real estate industry, including real estate online services, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Ms. Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6139

E-mail: ej@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: ej@ogilvy.com